Rockford Oil Corp.

Reserve Report

As of November 1, 2012

Properties in Barton and Butler County, Kansas

By:

James E Melland, PE, PG Melland Engineering, Inc.

P.O. Box 841

McPherson, Kansas 67460

November 30, 2012

Executive Summary

This report states the reserves for Rockford Oil Corp.'s oil and gas properties in Barton and Butler County, Kansas (Table 1). The Anderson Lease is in Barton County and consists of 160 acres, two (2) producing wells and one (1) salt water disposal well (SWD). The Asmussen lease is in Butler County and consists of 80 acres and two (2) producing wells.

The reserves were estimated using decline curve analysis. For each lease, an initial production rate (IP) and annual decline rate were established to generate the production forecast curve, which was then entered into an economic spreadsheet to determine economic reserves. For each lease, monthly production data for the first half of 2012 was used to determine the total 2012 production volume, which was then used as the IP for each decline curve. A portion of the 2012 production is included in the reserve volume report, but is considered negligible due to the low production rates. Using historical production data, the annual decline rate for the Anderson was estimated to be 2.5% and 5.0% for the Asmussen.

The production forecast data was entered into a 25 year 10% discounted cashflow (10% DCF) to determine the economic reserves. The main purpose of the 10% DCF is to determine economic reserves, it is not intended to be a financial forecast, therefore, the 10% DCF value reported is only an indicator in this report. The cashflow is based on a net revenue interest (NRI) of 0.875. An oil price of $76.00/BO was used based on the NCRA average Kansas Common price posting. The expenses used are estimated industry standard expenses, which represent the cost to operate a properly designed and functioning oil well in Kansas. The production with positive cash flow equals the reserves. The leases with positive cash flow beyond 25 years are indicated with a "+" after the reserve number.

The reserves for each lease are summarized in the Table 1 below.

Reserve Summary Table
County	Lease	Oil Reserves, BO	Gas Reserves, MCF	10% DCF Value, $
Barton	Anderson	18,300+	0	295,000
Butler	Asmussen	11,000		161,000
Totals		29,300	0	456,000

Abbreviations and Definitions

BO Barrels Oil

BOPY Barrels Oil per Year

D&A Drilled and Abandoned (dry hole) DCF Discounted Cash Flow

IP Initial Production Rate

J&A Junked and Abandoned (plugged due to hole problems while drilling) KGS Kansas Geological Survey

LKC Lansing - Kansas City formations

MCF Thousand cubic feet

P&A Produced and Abandoned or Plugged and Abandoned

PDP Proven Developed Producing reserves PDNP Proven Developed Non-Producing reserves PUD Proven UnDeveloped reserves

Field: Chase-Silica, Barton County, Kansas

Lease: Anderson 160 Acres NW/4 28-20S-12W Producing Zone: Arbuckle

Well #4	Spot NW SW NW		API# 15-009-07395-0001	Type-Status OIL	Prime Mover Electric
#7	NE SE NW	l	15-009-12231	OIL	Electric
#8	SW SE NW		15-009-05244-0001	SWD
#9	E2 SE NW		15-009-25773	Spudded	Electric
#1	SW NW NW	Oil	15-009-00299	OIL-P&A
#2	SE NW NW	Oil	15-009-07394	OIL-P&A
#3	NE NW NW		15-009-05638	D&A
#5	NE SW NW		15-009-05795	D&A
#6	SE SE NW		15-009-75883	OIL-P&A

Reserve Determination Method

The reserves were determined by decline curve analysis using a 25 year 10% discounted cash flow. The forecasted production with positive cash flow equaled the reserve amount.

The Anderson lease has been producing from the Arbuckle formation since 1956. As of the mid year

2012, it has produced 356,354 BO from five (5) wells. There are two (2) active producers, the #4 and #7, and a salt water disposal well, the #8. The #9 well is currently being drilled. Wells #1, #2, and #6 have been plugged and abandoned.

Historic annual production data was used to establish an annual decline rate of 2.5%. Monthly production data was used to estimate the annual production for 2012 of 974 BO, which was used as the IP for the production curve.

Oil

PDP: 18,300+ BO PDNP: 0 BO

PUD: Unknown

10% DCF = $295,000

Field: Asmussen, Butler County, Kansas

Lease: Asmussen 80 Acres W/2 SE/4 16-29S-4E Producing Zone: Arbuckle

Well #16-1	Spot E2 NW NW SE	API# 15-015-23749-0001	Type-Status SWD	Prime Mover
#16-1	E2 NW NW SE	15-015-23749	OIL Recompleted	Electric
#16-2	S2 NW NW SE	15-015-23777	OIL	Electric
#5	NW SW SE	15-015-21205	SWD
#1	NW NW SE	15-015-70292	OIL-P&A
#1	NW NW SE	15-015-00285	OIL? (Now 16-1?)
#2	SW NW SE	15-015-78230	Oil-P&A
#3	NE NW SE	15-015-78231	OIL-P&A
#4	SW SE	15-015-78232	SWD-P&A
#6	NW NW SE	15-015-23136	OTHER

There was a conflict in the data sources as to which well was the #4 SWD and the #5 SWD.

Reserve Determination Method

The reserves were determined by decline curve analysis using a 25 year 10% discounted cash flow. The forecasted production with positive cash flow equaled the reserve amount.

The Asmussen lease has been producing since from the Arbuckle formation since 1965. The production data reported on the KGS website was listed under two leases, the Amussen (1956 - 1989) and the Asmussen 16-1 (2008 - 2012). The total production as of mid 2012 is 242,402 BO. There are two active producers, #16-1 and #16-2. The produced water is disposed of in the #5 SWD, which is owned and operated by Abercromie Energy LLC.

The Asmussen lease was reactivated in 2008 and showed flush production through 2009. Production rates from 2010 to 2012 were used to establish a decline rate of 5%. Monthly production data was used to estimate the annual production for 2012 of 950 BO, which was used as the IP for the production curve.

Oil

PDP: 11,000 BO PDNP: 0 BO

PUD: Unknown

10% DCF = $161,000

Qualification Statement

The author of this report, James E. Melland, is a licensed Professional Petroleum Engineer in California (#P1806) and Kansas (#17848), a licensed Professional Geologist in California (#7166), has a Bachelors of Science degree in Geological Engineering from the University of Missouri-Rolla, and has over twenty-five (25) years of geological and engineering experience in the oil and gas industry.

/s/ James E. Melland, PE, PG	1/11/2013
James E. Melland, PE, PG	Date
President